                                                                    EXHIBIT 99.3

                           WHEATON RIVER MINERALS LTD.

                         MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular is furnished in connection with the solicitation of proxies by the management of Wheaton River Minerals Ltd. (the "Corporation") for use at the Annual and Special Meeting of Shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Corporation's transfer agent indicated on the enclosed envelope not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

The board of directors of the Corporation (the "Board") has fixed the close of business on May 13, 2002, as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by the shareholder's attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation will have distributed copies of the Notice of Meeting, this management information circular and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(i) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and submit it to the Corporation, c/o CIBC Mellon Trust Company, 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, V6E 3X1; or

(ii) more typically, be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the persons named in the proxy and insert the Non-Registered Holder or such other person's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A Non-Registered Holder may revoke a proxy authorization form (voting instructions) or a waiver of the right to receive meeting materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a proxy authorization form (voting instructions) or of a waiver of the right to receive meeting materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Corporation or any proposed nominee of management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Endeavour Financial Corporation ("Endeavour") will receive a success fee equal to US$1.2 million in connection with all aspects relating to the Luismin Acquisition. Neil Woodyer and Frank Giustra, nominees for election to the board of directors of the Corporation at the Meeting, are also officers of Endeavour. In addition, Paul M. Stein, a partner in a firm which provides legal services to the Corporation, is also a nominee for election to the board of directors. See "Interest of Insiders in Material Transactions."

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at April 30, 2002, 64,634,066 common shares (the "Common Shares") in the capital of the Corporation were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. All holders of Common Shares of record as of the time of the Meeting are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation's transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and senior officers of the Corporation, as of the date hereof, no person, firm or corporation beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

The following table contains information about the compensation paid to or earned by the Corporation's former and current Chairman and Chief Executive Officer and the Corporation's four most highly compensated executive officers other than the Chairman and Chief Executive Officer as at December 31, 2001 (the "Named Executive Officers"). Specific aspects of the compensation of the Named Executive Officers are dealt with in further detail in subsequent tables.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                    ANNUAL COMPENSATION                 COMPENSATION
                                       --------------------------------------------- ------------------
                                                                                      SECURITIES UNDER
                                                                      OTHER ANNUAL      OPTIONS/SARS        ALL OTHER
    NAME AND PRINCIPAL                   SALARY          BONUS        COMPENSATION        GRANTED         COMPENSATION
         POSITION             YEAR         ($)            ($)            ($)/(6)/           (#)                ($)
------------------------------------------------------------------------------------------------------------------------
Ian W. Telfer,/(1)/           2001         62,500/(5)/        NIL           3,750          1,000,000         20,000/(7)/
Chairman and Chief            2000            N/A             N/A             N/A                N/A            N/A
 Executive Officer            1999            N/A             N/A             N/A                N/A            N/A
-----------------------------------------------------------------------------------------------------------------------
Ian J. McDonald,/(2)/         2001        133,875             NIL           6,750            150,000        571,488/(8)/
Former Chairman and Chief     2000        176,375          60,000           6,750            393,200            NIL
 Executive Officer            1999        170,000          35,000           6,750                NIL            NIL
-----------------------------------------------------------------------------------------------------------------------
J. John Kalmet,/(3)//(4)/     2001        138,750             NIL           6,750            300,000         520,613/(8)/
Former President and          2000        164,875          55,000           6,750            106,080            NIL
 Chief Operating Officer      1999        160,000          35,000           6,750                NIL            NIL

                                                                                          LONG-TERM
                                                    ANNUAL COMPENSATION                 COMPENSATION
                                       --------------------------------------------- ------------------
                                                                                      SECURITIES UNDER
                                                                      OTHER ANNUAL      OPTIONS/SARS        ALL OTHER
    NAME AND PRINCIPAL                     SALARY         BONUS       COMPENSATION         GRANTED        COMPENSATION
         POSITION             YEAR           ($)             ($)         ($)/(6)/            (#)               ($)
------------------------------------------------------------------------------------------------------------------------
T. Derek Price,/(4)/          2001        140,000          35,000           6,750            250,000            NIL
Vice President,               2000        138,250          40,000           6,750             78,744            NIL
 Finance and Chief            1999        133,000          16,300           6,750                NIL            NIL
 Financial Officer
------------------------------------------------------------------------------------------------------------------------
R. Dennis Bergen,/(4)/        2001        134,000          35,000           6,750             80,000            NIL
Vice President,               2000        132,500          37,000           6,750             12,240            NIL
 Operations                   1999        128,000          17,500           6,750                NIL            NIL
------------------------------------------------------------------------------------------------------------------------
Raymond Gagnon,/(4)/          2001        130,800          42,000           6,750            145,000            NIL
President, Metals             2000        129,600          22,000           6,750             12,240            NIL
Procesados MRW, S.A.          1999        126,000          13,600           6,750                NIL            NIL

----------
/(1)/ Mr. Telfer was appointed as Chairman and Chief Executive Officer of the Corporation effective September 28, 2001.
/(2)/ Mr. McDonald resigned as Chairman and Chief Executive Officer of the Corporation effective September 28, 2001, but remains a non-executive director of the Corporation.
/(3)/ Mr. Kalmet resigned as President and Chief Operating Officer of the Corporation effective October 31, 2001.
/(4)/ These salaries were wholly or partially paid by the Corporation's subsidiaries.
/(5)/    This amount represents salary from October 1, 2001 to December 31,
         2001.
/(6)/ At the option of the Named Executive Officer, the Corporation matches contributions made by each of the Named Executive Officers to their respective Registered Retirement Savings Plans to a maximum of $6,750 per annum. These amounts are included under this column.
/(7)/ Mr. Telfer was paid $20,000 in consulting fees prior to being appointed as Chairman and Chief Executive Officer of the Corporation.
/(8)/ These amounts represent severance payments made to Messrs. McDonald and Kalmet, respectively.

Long-Term Compensation Plans

Option Grants During the Fiscal Year Ended December 31, 2001

The following table provides details of stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2001 pursuant to the Corporation's 1995 and 2001 share option plans (the "Share Option Plans").

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                                MARKET VALUE OF
                                                                                  SECURITIES
                        SECURITIES                                                UNDERLYING
                           UNDER         % OF TOTAL OPTIONS     EXERCISE OR     OPTIONS ON THE
                          OPTIONS            GRANTED IN          BASE PRICE      DATE OF GRANT
       NAME             GRANTED (#)      FINANCIAL YEAR/(1)/    ($/SECURITY)     ($/SECURITY)       EXPIRATION DATE
---------------------------------------------------------------------------------------------------------------------
Ian W. Telfer              250,000               4.7%              $ 0.57           $ 0.57        May 23, 2006
                           750,000              14.0%              $ 0.57           $ 0.57        September 25, 2004
---------------------------------------------------------------------------------------------------------------------
Ian J. McDonald            150,000               2.8%              $ 0.35           $ 0.35        January 8, 2004
---------------------------------------------------------------------------------------------------------------------
J. John Kalmet             150,000               2.8%              $ 0.35           $ 0.35        January 8, 2004
                           150,000               2.8%              $ 0.35           $ 0.35        January 22, 2004
---------------------------------------------------------------------------------------------------------------------
T. Derek Price             150,000               2.8%              $ 0.35           $ 0.35        January 8, 2004
                           100,000               1.9%              $ 0.60           $ 0.60        December 13, 2004
---------------------------------------------------------------------------------------------------------------------
R. Dennis Bergen            40,000               0.7%              $ 0.35           $ 0.35        January 8, 2004
                            40,000               0.7%              $ 0.60           $ 0.60        December 13, 2004
---------------------------------------------------------------------------------------------------------------------
Raymond Gagnon              20,000               0.4%              $ 0.35           $ 0.35        January 8, 2004
                           125,000               2.3%              $ 0.60           $ 0.60        December 13, 2004

----------
/(1)/ Based on the total number of options granted pursuant to the Share Option Plans during the fiscal year ended December 31, 2001 of 5,342,058.

Options Exercised and Value of Unexercised Options

The following table provides detailed information regarding stock options exercised by the Named Executive Officers during the fiscal year ended December 31, 2001. In addition, details on remaining options held are provided.

              AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

                                                                                                VALUE OF UNEXERCISED
                                                         UNEXERCISED OPTIONS AT DECEMBER      IN-THE-MONEY OPTIONS AT
                                                                     31, 2001                  DECEMBER 31, 2001/(1)/
                                                         -----------------------------------------------------------------
                          SECURITIES      AGGREGATE
                         ACQUIRED ON    VALUE REALIZED    EXERCISABLE     UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
         NAME            EXERCISE(#)          ($)             (#)              (#)              ($)             ($)
--------------------------------------------------------------------------------------------------------------------------
Ian W. Telfer                  NIL             NIL          500,000          500,000        25,000           25,000
--------------------------------------------------------------------------------------------------------------------------
Ian J. McDonald            163,200          79,968          505,000              NIL        88,800              N/A

                                                                                                VALUE OF UNEXERCISED
                                                         UNEXERCISED OPTIONS AT DECEMBER      IN-THE-MONEY OPTIONS AT
                                                                     31, 2001                  DECEMBER 31, 2001/(1)/
                                                         ---------------------------------- ------------------------------
                          SECURITIES      AGGREGATE
                         ACQUIRED ON    VALUE REALIZED    EXERCISABLE     UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
         NAME            EXERCISE(#)          ($)             (#)              (#)              ($)             ($)
--------------------------------------------------------------------------------------------------------------------------
J. John Kalmet             252,000          85,980          304,080            NIL            81,000             N/A
--------------------------------------------------------------------------------------------------------------------------
T. Derek Price             100,000          25,000          328,744            NIL            61,350             N/A
--------------------------------------------------------------------------------------------------------------------------
R. Dennis Bergen            40,000           9,600          172,240            NIL            15,639             N/A
--------------------------------------------------------------------------------------------------------------------------
Raymond Gagnon             125,000          17,875          157,240            NIL            11,939             N/A

----------
/(1)/ Calculated using the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on December 31, 2001 of $0.62 less the exercise price of in-the-money stock options.

Other Compensation Matters

There are no pension plan benefits in place for the Named Executive Officers.

Employment Contracts

The Corporation has entered into employment contracts with Ian Telfer, Chairman and Chief Executive Officer of the Corporation, and Derek Price, Vice President, Finance and Chief Financial Officer of the Corporation, and a severance agreement (collectively, the "Severance Agreements") with each of the other Named Executive Officers other than Messrs. Telfer and Price. Mr. Price's employment contract may be terminated by the Corporation upon payment of one year's salary.

Each of the Severance Agreements and Mr. Telfer's employment contract provides for a severance payment of up to three years salary to be paid to each Named Executive Officer upon a change in such Named Executive Officer's compensation or responsibilities following a change of control of the Corporation or the termination of the employment of such Named Executive Officer following a change of control. In connection with the resignations of Messrs. McDonald and Kalmet from their respective positions with the Corporation, the Corporation paid them $571,488 and $520,613, respectively, as severance payable under their respective Severance Agreements and they retained their respective options until the expiration date of such options.

Other than as described above, the Corporation and its subsidiaries have no employment contracts in place with the Named Executive Officers and no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with the Corporation and its subsidiaries, from a change of control of the Corporation and its subsidiaries or a change in the Named Executive Officers' responsibilities following a change of control.

COMPENSATION OF DIRECTORS

A.       Standard Compensation Arrangements

The unrelated directors of the Corporation receive $200 for each meeting of a committee of the Board attended. The Corporation paid unrelated directors an aggregate sum of $63,036 as a one-time bonus during the fiscal year ended December 31, 2001. No other fees were paid to directors of the Corporation for their services in their capacity as directors. During the fiscal year ended December 31, 2001, the Corporation granted stock options to two non-executive directors to purchase an aggregate of 500,000 Common Shares.

B.       Other Arrangements

None of the directors of the Corporation were compensated in their capacity as a director by the Corporation and its subsidiaries during the fiscal year ended December 31, 2001 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

C.       Compensation for Services

None of the directors of the Corporation were compensated for services rendered to the Corporation in any other capacity during the fiscal year ended December 31, 2001, except for Ian Telfer who received $20,000 in consulting fees prior to being appointed Chairman and Chief Executive Officer of the Company.

COMPOSITION OF THE COMPENSATION COMMITTEE

During the first five months of the financial year ended December 31, 2001, the compensation committee consisted of Laurence Curtis, James Geyer and Peter Tredger. Subsequent to the resignations of Messrs. Curtis, Geyer and Tredger as directors in May 2001, the compensation committee was re-constituted to consist of Frank Giustra, Ian McDonald and Neil Woodyer.

REPORT ON EXECUTIVE COMPENSATION

When determining the compensation of its executive officers, the Board considers the objectives of: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of three components:

         (a)  base salary;
         (b)  bonus; and
         (c) long-term incentive in the form of stock options granted in accordance with the Share Option Plans.

Base Salary

The base salary of each particular executive officer is determined by an assessment by the Board of such executive's performance, a consideration of competitive compensation levels in companies similar to the Corporation and a review of the performance of the Corporation as a whole and the role such executive officer played in such corporate performance.

Bonus

Bonuses are performance based short-term financial incentives which are a percentage of annual base salaries. Bonus levels will be determined by level of position with the Corporation. Bonuses will be paid based on certain indicators such as personal performance, team performance and/or corporate financial performance.

Long-Term Incentive

The Corporation provides a long-term incentive by granting options to executives through the Share Option Plans. The options granted permit executives to acquire Common Shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted. The objective of granting options is to encourage executives to acquire an ownership interest in the Corporation over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of the Corporation and its shareholders.

The foregoing report has been submitted by: Frank Giustra
                                            Ian J. McDonald
                                            Neil Woodyer

COMPARATIVE SHAREHOLDER RETURN PERFORMANCE GRAPH

The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the TSX 300 Composite Index (Total Return Index Value) and the TSX Gold & Precious Minerals Sub-Index (Total Return Index Value) for the fiscal periods 1996 through 2001, assuming a $100 initial investment with all dividends reinvested.

[GRAPHIC APPEARS HERE]

                                         1996      1997      1998      1999      2000      2001
                                        ------    ------    ------    ------    ------    ------
Wheaton River Minerals Ltd.             100.00     67.86     48.21     76.79     64.29    110.71
TSX 300 Stock Index                     100.00    114.98    113.16    149.04    160.08    139.96
TSX Gold & Precious Minerals Sub-Index  100.00     56.84     53.13      44.1     39.71     46.96

----------
  Each Index for the years 1996 through 2001 is as of December 31.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to its shareholders. The Corporation's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value.

Under the rules of the TSX, the Corporation is required to disclose information relating to its system of corporate governance with reference to guidelines set out in Section 474 of the TSX Company Manual (the "TSX Guidelines"). The Corporation's disclosure addressing each of the TSX Guidelines is set out in Schedule "A" to this management information circular and same has been approved by the Board.

The Corporation's full Board has plenary power. Any responsibility which is not delegated to senior management or a committee of the Board remains with the full Board. The Chief Executive Officer has general responsibility for the effective, efficient and prudent management of the Corporation subject to the Board's stewardship responsibilities. The Corporation believes this is an appropriate arrangement given the respective responsibilities of the Board committees and senior management.

Given the considerations set out in Schedule "A" attached hereto, the Corporation's approach to corporate governance differs in certain respects from the TSX Guidelines. The Board believes that the existing corporate governance structure is appropriate in the circumstances.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Corporation's directors, executive officers or senior officers, nor any associate of such director, executive officer or senior officer has, during the financial year ended December 31, 2001, been indebted to the Corporation or any of its subsidiaries. In addition, none of the indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Corporation or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as described below and elsewhere in this management information circular, no insider or proposed nominee for election as a director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's last completed financial year or in any proposed transaction which has materially affected or will materially affect the Corporation.

In connection with a special warrant private placement completed on May 23, 2001, the Corporation entered into a management services agreement with Endeavour pursuant to which Endeavour agreed to attempt to find and finance acquisitions or mergers for the Corporation. A director of the Corporation, Neil Woodyer, is Managing Director of Endeavour and another director of the Corporation, Frank Giustra, is Chairman of Endeavour. The Corporation agreed to pay US$10,000 per month and a success fee of 2% of the value of any acquisitions, dispositions and financings to Endeavour. See "Interest of Certain Persons in Matters to be Acted Upon".

During the year ended December 31, 2001, legal fees of $325,000 were paid to a firm in which the Secretary of the Corporation is a partner. Legal fees for 2001 of $38,000 were also paid to a firm in which the Secretary of a subsidiary of the Corporation is a partner. Consulting expenses for 2001 of $595,000 were paid to corporations with directors in common and $20,000 was paid to a director of the Corporation. Restructuring expenses of $127,000 were paid to corporations with common directors or former directors. Administration expenses for 2001 of $51,000 were recovered from companies with directors in common.

ELECTION OF DIRECTORS

Five (5) directors will be elected at the Meeting and, unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation's by-laws.

The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at April 30, 2002.

                                                                                       NUMBER OF COMMON SHARES
                                                                                         BENEFICIALLY OWNED,
                                                               YEAR FIRST BECAME A    DIRECTLY OR INDIRECTLY OR
  NAME AND MUNICIPALITY OF          PRINCIPAL OCCUPATION           DIRECTOR OF          OVER WHICH CONTROL OR
         RESIDENCE                     OR EMPLOYMENT              WHEATON RIVER         DIRECTION IS EXERCISED
----------------------------    ----------------------------   -------------------    -------------------------
Ian W. Telfer                   Chairman, Chief Executive             2001                    300,000/(3)/
West Vancouver, British         Officer and a Director of
Columbia                        the Corporation

Ian J. McDonald/(1)//(2)/       Chairman and a Director of            1990                    423,205
Toronto, Ontario                Glencairn Explorations Ltd.

Frank Giustra/(1)//(2)/         Chairman of Lions Gate                2001                     50,000/(4)//(5)/
West Vancouver, British         Entertainment Corp.
Columbia

Neil Woodyer/(1)//(2)/          Managing Director of                  2001                        NIL/(5)/
Vancouver, British Columbia     Endeavour Financial
                                Corporation

Paul M. Stein                   Partner, Cassels Brock &           New Nominee                 70,200/(6)/
Toronto, Ontario                Blackwell LLP (law firm)

----------
/(1)/    Member of the Audit Committee.
/(2)/    Member of the Compensation Committee.
/(3)/    Mr. Telfer also owns 300,000 warrants to purchase Common Shares.
/(4)/ Mr. Giustra also owns 50,000 warrants to purchase Common Shares and 750,000 special warrants which are exercisable at any time for no additional consideration into 750,000 Common Shares and 750,000 warrants to purchase Common Shares.
/(5)/ Endeavour Capital Corporation also owns 3,625,000 Common Shares and 5,060,000 warrants to purchase Common Shares. Endeavour Capital Corporation is managed by Endeavour Financial Corporation. Mr. Woodyer is Managing Director of Endeavour Financial Corporation and Mr. Giustra is Chairman of Endeavour Financial Corporation.
/(6)/    Mr. Stein also owns 60,000 warrants to purchase Common Shares.

Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. Telfer who, from January 2001 to July 2001, was Vice Chairman of itemus inc., from February 2000 to January 2001, was Chairman of itemus inc. and, from April 1993 to February 2000, was President and Chief Executive Officer of Vengold Inc.; and Mr. McDonald who, from February 1991 to September 2001, was Chairman of the Board and Chief Executive Officer of the Corporation.

Effective following the closing of the acquisition of Minas Luismin, S.A. de C.V. (see below under "Luismin Acquisition"), which is currently anticipated to be in mid June 2002, Mr. Stein will resign from the Board and the following two
(2) individuals will be appointed to the Board:

Antonio Madero - Mr. Madero is a mining engineer and a graduate of the Harvard Graduate School of Business. He is Chairman of the Board and Chief Executive Officer of SANLUIS

Corporacion, S.A. de C.V., a large Mexican publicly-held diversified holding company with interests in manufacturing and auto parts businesses and a major exporter with operations in Mexico, the United States and Brazil. He serves as a Director of numerous corporate and cultural organizations including Deere and Company, ING Mexico, Grupo Mexico and Scotiabank Inverlat. He is also a member of the International Advisory Board of J.P. Morgan Chase Inc. of New York. Mr. Madero resides in Mexico City, Mexico.

Eduardo Luna - Mr. Luna, a mining engineer, has been President of Minas Luismin, S.A. de C.V. for the past ten years and is President of the Mexican Mining Chamber and a former President of the Silver Institute. Mr. Luna resides in Mexico City, Mexico.

APPOINTMENT OF AUDITORS

It is proposed that Deloitte & Touche LLP, Chartered Accountants, be appointed as auditors of the Corporation at the Meeting.

The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditors of the Corporation (the "New Auditors") to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors.

The Corporation indicated to PricewaterhouseCoopers LLP, Chartered Accountants (the "Former Auditors") on May 8, 2002 that they would not be recommending their reappointment as auditors of the Corporation for the fiscal year ended December 31, 2002 at the Meeting.

In accordance with National Policy Statement 31 ("NP 31"), the Corporation issued a notice of change of auditors (the "Notice"), has received letters in reply to the Notice from each of the Former Auditors and the New Auditors (together, the "Replies") and the Notice and the Replies have been reviewed by the Audit Committee of the Board (the "Audit Committee Confirmation"). A copy of the Notice, the Replies and the Audit Committee Confirmation (together, the "Reporting Package") are attached hereto as Schedule "B", as required pursuant to NP 31.

SPECIAL RESOLUTION TO AUTHORIZE THE DIRECTORS TO DETERMINE THE NUMBER OF
DIRECTORS

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, in the form set out below (the "Special Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting, authorizing the directors of the Corporation to determine the number of directors of the Corporation within the minimum and maximum number set forth in the Articles of the Corporation.

The Board recommends that shareholders vote for the adoption of the Special Resolution. In order to be effective, the resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast at the Meeting in respect of the Special Resolution.

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote for the Special Resolution.

The text of the Special Resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"NOW THEREFORE BE IT RESOLVED THAT:

1. The directors of the Corporation be and they are hereby authorized and empowered to determine the number of directors of the Corporation within the minimum and maximum number set forth in the Articles of the Corporation.

2. Any director or officer of the Corporation be and is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the intent of the foregoing resolution."

LUISMIN ACQUISITION

On April 24, 2002, the Corporation agreed to acquire (the "Acquisition") all of the issued and outstanding shares of Minas Luismin, S.A. de C.V. ("Luismin") from a subsidiary of SANLUIS Corporacion, S.A. de C.V. The Corporation and the vendor of Luismin are at arm's length to each other. The Corporation anticipates that the Acquisition will be completed in mid June 2002. Further details in respect of the Acquisition are set out in the press release of the Corporation dated April 25, 2002.

The consideration payable by the Corporation in connection with the Acquisition consists of (i) US$75 million in cash (some of which may be deferred), of which it is anticipated that US$20 million will be bank financed to replace an existing Luismin banking facility; (ii) US$7.5 million in Common Shares, calculated based upon a price per share equal to a 25% premium to the price at which the Special Warrants (as referred to below) are issued and sold by the Corporation; and (iii) a silver price adjustment payment which will entitle the vendor of the Luismin shares to receive additional Common Shares with a value of US$7.5 million, conditional upon the price of silver averaging US$5 or more over a period of 60 consecutive trading days during the 24 months following completion of the Acquisition, calculated based upon a price per share equal to the price at which the Special Warrants are issued and sold by the Corporation.

Based on the current exchange rate for US to Canadian dollars and assuming a minimum issue price of $1.00 per Special Warrant, (a) up to approximately 10,000,000 Common Shares are issuable in connection with the US$7.5 million share consideration payable upon completion of the Acquisition; and (b) up to approximately 12,000,000 Common Shares are issuable in connection with the US$7.5 million silver price adjustment. Accordingly, shareholders are being asked to consider, and, if deemed appropriate, to pass a resolution to approve the issuance of an aggregate of up to 22,000,000 Common Shares in connection with the Acquisition. As a result of the issuance of these Common Shares, the vendor of Luismin may become a principal shareholder of the Corporation.

The rules of the TSX require that the proposed issuance of Common Shares in connection with the Acquisition be approved by a majority of the votes cast by holders of Common Shares present at the Meeting in person or by proxy. The Board recommends that shareholders vote for the adoption of the resolution. In order to be effective, the resolution must be approved by the affirmative vote of a majority of the votes cast at the Meeting in respect of such resolution.

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote for the resolution with respect to the proposed issuance of Common Shares in connection with the Acquisition on any ballot requested or required by law.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"NOW THEREFORE BE IT RESOLVED THAT:

1. The issuance of an aggregate of up to 22,000,000 Common Shares in connection with the acquisition of all of the issued and outstanding shares of Minas Luismin, S.A. de C.V. on the terms described in the Management Information Circular of the Corporation dated May 13, 2002 is hereby authorized and approved.

2. Any director or officer of the Corporation be and is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the intent of the foregoing resolution."

SPECIAL WARRANT PRIVATE PLACEMENT

The Corporation intends to proceed with a private placement of special warrants (the "Special Warrants") of the Corporation at an issue price per Special Warrant which is not less than $1.00 for maximum gross proceeds of approximately $125 million (the "Special Warrant Private Placement"). The Corporation anticipates that up to 10% of the number of Special Warrants issued and sold may be to parties that are not at arm's length to the Corporation. The Special Warrant Private Placement will be completed on or before September 6, 2002. The Corporation anticipates that the funds derived from the Special Warrant Private Placement, together with existing working capital, will be used as consideration to be paid by the Corporation for the Acquisition.

Each Special Warrant will be exercisable, for no additional consideration, into units consisting of a one Common Share and one-half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant will be exercisable into one Common Share at a price of not less than $1.12 per share for a maximum period of five years following the closing date of the Special Warrant Private Placement.

The Corporation will file a prospectus to qualify the distribution of the Common Shares and Warrants issuable upon exercise of the Special Warrants in each of the jurisdictions within Canada in which purchasers of the Special Warrants reside (the "Qualifying Jurisdictions"). If the final prospectus is not filed and receipted by the regulatory authorities in each of the Qualifying Jurisdictions within a specified period of time following the closing of the Special Warrant Private Placement, the Corporation will have to issue up to an additional 10% of the number of Common Shares and Warrants upon exercise of the Special Warrants initially issued pursuant to the Special Warrant Private Placement as a penalty, without any additional consideration being payable from the holders of the Special Warrants.

On May 14, 2002, the Corporation announced a proposed private placement of 82 million special warrants at a price of $1.15 per special warrant for aggregate gross proceeds of $94.3 million. The agents acting in connection with the offering have an option exercisable up to the closing of the offering to increase the size of the offering by up to 20 million additional special warrants. Each special warrant will entitle the holder to acquire, without further payment, one Common Share of the Corporation and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase an additional Common Share at a price of $1.65 per share for a period of five years following the closing.

Based on the current exchange rate for US to Canadian dollars, assuming a minimum issue price of $1.00 per Special Warrant and assuming the maximum penalty is applicable, (a) up to 137,500,000 Common Shares will be issuable upon exercise of the Special Warrants; and (b) up to an additional 68,750,000 Common Shares will be issuable upon exercise of the underlying Warrants. Accordingly, subject to the approval of the issuance of the Common Shares in connection with the Acquisition by shareholders at the Meeting (set out above under "Luismin Acquisition"), shareholders are being asked to consider and, if deemed advisable, to pass a resolution to approve the issuance of an aggregate of up to 206,250,000 Common Shares in connection with the Special Warrant Private Placement. Failure by shareholders to approve the issuance of Common Shares in connection with the Special Warrant Private Placement at the Meeting may result in the proposed Acquisition not being completed.

The rules of the TSX require that the proposed issuance of Common Shares in connection with the Special Warrant Private Placement be approved by a majority of the votes cast by holders of Common Shares present at the Meeting in person or by proxy. The Board recommends that shareholders vote for the adoption of the resolution. In order to be effective, the resolution must be approved by the affirmative vote of a majority of the votes cast at the Meeting in respect of such resolution.

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote for the resolution with respect to the proposed Special Warrant Private Placement on any ballot requested or required by law.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"NOW THEREFORE BE IT RESOLVED THAT:

1. The issuance of up to 206,250,000 Common Shares in connection with the Special Warrant Private Placement on the terms described in the Management Information Circular of the Corporation dated May 13, 2002 is hereby authorized and approved.

2. Any director or officer of the Corporation be and is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the intent of the foregoing resolution."

INCREASE IN NUMBER OF COMMON SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF OPTIONS UNDER THE 2001 SHARE OPTION PLAN

Shareholders are being asked to authorize and approve a resolution authorizing an amendment to the Corporation's 2001 share option plan (the "2001 Plan") to increase the maximum number of Common Shares that may be reserved for issuance upon exercise of options granted thereunder and under all other compensation plans, including the Corporation's 1995 share option plan (the "1995 Plan"), from 7,500,000 to 15,000,000 in anticipation of the completion of the Acquisition. If the Acquisition is not completed, then the maximum number of Common Shares that may be reserved for issuance upon exercise of options granted under the 2001 Plan and the 1995 Plan will be 10,000,000. Subject to the completion of the Acquisition and Shareholders authorizing and approving the increase in the maximum number of Common Shares that may be reserved for issuance under the 2001 Plan upon exercise of options to 15,000,000, the Corporation has allocated up to 2,000,000 options all of which will be exercisable at a price of $1.16 per share and have a term of up to five years. Approximately 1,000,000 of the options have been allocated for issuance to certain employees of Luismin and the balance of the 2,000,000 options have been allocated for employees, officers, directors and consultants to the Corporation. The Corporation has also allocated an additional 1,290,000 options on the same terms as set forth above, outside of its 2001 Plan. These options will also be issued to certain employees of Luismin as part of the Acquisition and are intended to assist the Corporation in providing incentives to and retaining certain employees of Luismin.

The proposed Acquisition will significantly increase the Corporation's employee base for which there will be a requirement for further stock option grants. Stock option grants are a critical element of the Corporation's compensation policy and enable the Corporation to attract and retain talented people in a competitive global environment. If the Corporation is not successful in attracting and retaining talented employees, its ability to execute strategy, drive financial results and increase shareholder value may be adversely affected. In light of the above, the Board proposes to amend the 2001 Plan by increasing the maximum number of Common Shares reserved for issuance upon exercise of options under the 2001 Plan to 15,000,000 (or 10,000,000 if the Acquisition is not completed), approximately 5.1% of the issued and outstanding Common Shares as at April 30, 2002 after giving effect to the maximum number of Common Shares issuable upon exercise of the Special Warrants and the underlying Warrants pursuant to the Special Warrant

Private Placement and the maximum number of Common Shares issuable in connection with the Acquisition (or 15.5% of the issued and outstanding Common Shares as at April 30, 2002 if the Acquisition and the Special Warrant Private Placement are not completed). Management of the Corporation believes that the proportion of the number of Common Shares issuable under the 2001 Plan relative to the number of issued and outstanding Common Shares is within a competitive range in its industry.

All other provisions of the 2001 Plan will remain in full force and effect. The Board has approved the amendment to the 2001 Plan, subject to shareholder and TSX approval.

The 2001 Plan provides that the maximum number of Common Shares which may be reserved for issuance to any one insider and such insider's associates pursuant to share options under the 2001 Plan or any other share compensation arrangement may not exceed 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis). Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the 2001 Plan.

The Corporation will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the 2001 Plan. The Corporation's only other compensation plan is the 1995 Plan and no further options are to be granted thereunder.

The Board recommends that shareholders vote for the adoption of the resolution. In order to be effective, the resolution must be approved by the affirmative vote of a majority of the votes cast at the Meeting in respect of such resolution.

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote for the resolution with respect to the increase in the number of shares available for issuance under the 2001 Plan on any ballot requested or required by law.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"NOW THEREFORE BE IT RESOLVED THAT:

1. The Corporation's 2001 share option plan be and same is hereby amended to provide that the number of Common Shares reserved for issuance upon exercise of options granted thereunder and under all other compensation plans, including the Corporation's 1995 share option plan, be increased from 7,500,000 to 15,000,000 (or 10,000,000 if the acquisition of all of the issued and outstanding shares of Minas Luismin, S.A. de C.V. is not completed).

2. Any director or officer of the Corporation be and is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the intent of the foregoing resolution."

DIRECTORS' APPROVAL

The contents of this management information circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.

                               BY ORDER OF THE BOARD OF DIRECTORS

                               -------------------------------------------------
                               Ian Telfer
                               Chairman of the Board and Chief Executive Officer

Vancouver, British Columbia
May 13, 2002

                                  SCHEDULE "A"

                           WHEATON RIVER MINERALS LTD.
               ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

The following table indicates how the corporate governance of the Corporation aligns with the TSX Guidelines:

TSX Corporate Governance Guidelines     Comments
--------------------------------------  ----------------------------------------

1.   Board should explicitly assume     The Board is responsible for the
     responsibility for stewardship of stewardship of the business and the corporation, and specifically affairs of the Corporation and it
     for:                               reviews, discusses and approves
                                        various matters related to the
                                        Corporation's operations, strategic
                                        direction and organizational structure
                                        to ensure that the best interests of
                                        the Corporation and its shareholders
                                        are being served. The Board's duties
                                        include social responsibility issues
                                        and environmental matters.

     a)  Adoption of a strategic        The duties of the Board include the
         planning process               review of strategic business plans and
                                        corporate objectives, the approval of
                                        the annual operating plan and the
                                        approval of capital expenditures,
                                        acquisitions, dispositions,
                                        investments, and financings that
                                        exceed certain prescribed limits.

                                        The Board monitors management on a
                                        regular basis. Management of the
                                        Corporation is aware of the need to
                                        obtain Board approval for significant
                                        corporate or business transactions
                                        outside of the normal course of
                                        business. Less significant activities
                                        which can be addressed by management
                                        are often reported to the Board, with
                                        whom management has a good working
                                        relationship.

     b)  Identification of principal    The Board and its audit committee
         risks, and implementing risk   identify the principal risks of its
         management systems             business and ensure the implementation
                                        of appropriate systems to manage such
                                        risks.

     c)  Succession planning and        The Board is responsible for
         monitoring senior management   establishing processes for succession
                                        planning, reviewing succession plans
                                        and appointing and monitoring the
                                        performance of senior executives.

TSX Corporate Governance Guidelines     Comments
--------------------------------------  ----------------------------------------

     d)  Communications policy          The communications policy of the
                                        Corporation is reviewed by its Board
                                        periodically and provides that
                                        communications with all constituents
                                        will be made in a timely, accurate and
                                        effective manner.

                                        The Corporation communicates regularly
                                        with shareholders through press
                                        releases, as well as annual and
                                        quarterly reports. Investor and
                                        shareholder concerns are addressed on
                                        an on-going basis by the Chairman and
                                        Chief Executive Officer of the
                                        Corporation.

                                        The Corporation is dedicated to the
                                        maintenance of good shareholder
                                        relations and attempts to deal with
                                        any expressed concerns of shareholders
                                        in an effective and timely manner. In
                                        particular, the Corporation takes
                                        special efforts to ensure that all
                                        legal and stock exchange requirements
                                        are addressed in a timely and
                                        effective manner. The Corporation has
                                        few concerns or complaints expressed
                                        to it by shareholders, but attempts to
                                        deal with any concerns or complaints
                                        that it does receive effectively, in
                                        an informal manner.

     e)  Integrity of internal control  The Board and its audit committee are
         and management information     responsible for the supervision of the
         systems                        reliability and integrity of the
                                        accounting principles and practices,
                                        financial reporting and disclosure
                                        practices followed by management. The
                                        audit committee is responsible for
                                        ensuring that management has
                                        established an adequate system of
                                        internal controls and maintains
                                        practices and processes to assure
                                        compliance with applicable laws.

2.   a)  Majority of directors should   The Board is currently comprised of
         be "unrelated" (independent    four (4) members, one (1) of whom
         of management and free from    could be considered to be an
         conflicting interest)          "unrelated" director at the present
                                        time.

     b)  If the corporation has a       This requirement does not apply to the
         significant shareholder, the   Corporation since it does not have a
         board should include           significant shareholder.
         directors who do not have
         interests in or relationships
         with the corporation or such
         significant shareholder

3.   Disclose, for each director,       Ian W. Telfer, Chairman of the Board
     whether he is related, and how     and Chief Executive Officer, is a
     that conclusion was reached        "related" director by virtue of the
                                        fact that he is employed by the
                                        Corporation as Chairman of the Board
                                        and Chief Executive Officer.

TSX Corporate Governance Guidelines     Comments
--------------------------------------  ----------------------------------------

                                        Frank Giustra and Neil Woodyer are
                                        "related" directors by virtue of their
                                        shareholdings and positions with
                                        Endeavour Financial Coproration which
                                        has business relationships with the
                                        Corporation.

                                        Ian J. McDonald was a "related"
                                        director for a portion of 2001 until
                                        he resigned from his position as an
                                        officer and employee of the
                                        Corporation. At the present time, Mr.
                                        McDonald is an "unrelated" director of
                                        the Corporation as he no longer has
                                        any business or employment
                                        relationships with the Corporation.

4.   Appoint a committee of directors,  There are no formal procedures in
     composed exclusively of outside    place for recruiting new directors or
     (non-management) directors, a      to address other performance enhancing
     majority of whom are unrelated,    measures. The size of the Board, the
     responsible for proposing to the   nature of the business conducted by
     full board new nominees to the     the Corporation and the familiarity of
     board and for assessing directors  all Board members with the business
     on an ongoing basis                are such that the directors believe
                                        that a less formal approach is
                                        adequate.

5.   Implement a process for assessing  To date, due to the size and nature of
     the effectiveness of the board,    the Corporation, the Board has not
     its committees and individual      constituted a committee to assess the
     directors                          effectiveness of the Board as a whole,
                                        the committees of the Board and the
                                        contributions of individual directors.

6.   Provide an orientation and         The Board does not have in place a
     education program for new          formal orientation and education
     directors                          program for new members of the Board.

7.   Consider reducing board size,      The Board is of the view that its
     with a view to improving           current size (four (4) directors) is
     effectiveness                      conducive to efficient
                                        decision-making.

8.   Board should review compensation   The Board periodically reviews the
     of directors in light of risks     adequacy and form of compensation
     and responsibilities               (cash or stock-based) received by
                                        directors to ensure that the
                                        compensation received by the directors
                                        accurately reflects the risks and
                                        responsibilities involved in being an
                                        effective director.

9.   Committees of the board should     There are two committees of the Board:
     generally be composed of outside   the Audit Committee and the
     (non-management) directors, a      Compensation Committee.
     majority of whom are unrelated
     directors                          The Audit Committee meets at least
                                        once each year and reviews the annual
                                        financial statements, matters relating
                                        to the securities commissions,
                                        investments and transactions that
                                        could adversely affect the well-being
                                        of the Corporation. For fiscal 2002,
                                        it is

TSX Corporate Governance Guidelines     Comments
--------------------------------------  ----------------------------------------

                                        anticipated that the Audit Committee
                                        will meet at least quarterly to review
                                        all interim as well as annual
                                        financial statements of the
                                        Corporation. Through meetings with
                                        external auditors and senior
                                        management, the Audit Committee
                                        discusses, among other things, the
                                        effectiveness of the internal control
                                        procedures established for the
                                        Corporation. The members of the Audit
                                        Committee are Frank Giustra, Ian
                                        McDonald and Neil Woodyer, all of whom
                                        are currently "outside" directors. The
                                        Audit Committee is not composed of a
                                        majority of "unrelated" directors.

                                        The Compensation Committee meets as
                                        required to review compensation for
                                        senior management. The members of the
                                        Compensation Committee are Frank
                                        Giustra, Ian McDonald and Neil
                                        Woodyer, all of whom are currently
                                        "outside" directors and a majority of
                                        whom are "related" directors.

                                        The small size of the Board is such
                                        that other matters dealt with by Board
                                        committees of larger public companies
                                        are able to be considered by the full
                                        Board. As required by applicable law
                                        or when circumstances warrant, the
                                        Board may strike ad hoc committees.

10.  Board should expressly assume      The full Board assumes responsibility
     responsibility for, or assign to   for the Corporation's approach to
     a committee the general            corporate governance issues.
     responsibility for, the approach
     to corporate governance issues

11.  a)  Define limits to management's
         responsibilities by
         developing mandates for:

         (i)  the board                 There is no specific written mandate
                                        of the Board, other than the corporate
                                        standard of care set out in the
                                        governing corporate legislation of the
                                        Corporation, the Business Corporations
                                        Act (Ontario) (the "OBCA"). The OBCA
                                        indicates that each director and
                                        officer of a corporation governed by
                                        it, in exercising his or her powers
                                        and discharging his or her duties,
                                        shall act honestly and in good faith
                                        with a view to the best interests of
                                        the corporation and exercise the care,
                                        diligence and skill that a reasonably
                                        prudent person would exercise in
                                        comparable circumstances. The Board
                                        explicitly assumes responsibility for
                                        stewardship of the Corporation,
                                        including the integrity of the
                                        Corporation's internal control

TSX Corporate Governance Guidelines     Comments
--------------------------------------  ----------------------------------------

                                        and management information systems.

                                        Although the Board supervises, directs
                                        and oversees the business and affairs
                                        of the Corporation, it delegates the
                                        day-to-day management to others, while
                                        reserving the ability to intervene in
                                        management decisions and to exercise
                                        final judgment on any matter.

                                        In order to carry out the foregoing
                                        responsibilities, the Board meets as
                                        required by circumstances.

                                        The Board expects management to
                                        operate the business in accordance
                                        with the mandate referred to above and
                                        to achieve maximum shareholder value,
                                        consistent with public and employee
                                        safety and the other objectives
                                        referred to above. The results of the
                                        management activities are reviewed on
                                        a continuous basis by the Board.

         (ii) the Chief Executive       The objective set for the Chief
              Officer                   Executive Officer by the Board is the
                                        general mandate to implement the
                                        approved corporate objectives and the
                                        strategic business plan (see Item 1(a)
                                        above).

     b)  Board should approve Chief     See Item 11(a)(ii) above.
         Executive Officer's corporate
         objectives

12.  Establish procedures to enable     The Board has not moved to appoint a
     the board to function              Chairman who is other than the Chief
     independently of management        Executive Officer for two main
                                        reasons. Firstly, the Corporation's
                                        business, the constitution and make-up
                                        of the Board and the personality and
                                        background of Ian W. Telfer make it
                                        appropriate that the Chief Executive
                                        Officer of the Corporation chair the
                                        Board. Secondly, the role of the chair
                                        in setting the Board agenda and
                                        ensuring that adequate and proper
                                        information is made available to the
                                        Board, a critical element for
                                        effective corporate governance, is
                                        best filled by one who has intimate
                                        knowledge of the Corporation and its
                                        operations.

13.  Establish an audit committee,      See Item 9 above.
     composed only of outside
     directors, with a specifically
     defined mandate

14.  Implement a system to enable       In appropriate circumstances, an
     individual directors to engage     individual director or a committee of
     outside advisors, at the           the Board may engage outside advisors
     corporation's expense              at the expense of the Corporation.

                                  SCHEDULE "B"

                      [LOGO OF WHEATON RIVER MINERALS LTD.]

                           NOTICE OF CHANGE OF AUDITOR

Effective May 8, 2002, PricewaterhouseCoopers LLP, Chartered Accountants, were informed that they would not be re-appointed as auditors of the Corporation. On the recommendation of the Audit Committee, the Board of Directors approved a proposal to engage the accounting firm of Deloitte & Touche LLP, Chartered Accountants as auditors for the Corporation for 2002. The Corporation will ask that the shareholders of the Corporation ratify the appointment of Deloitte & Touche LLP at the next annual and special meeting of the shareholders of the Corporation, to be held on June 17, 2002.

During PricewaterhouseCoopers LLP's appointment, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events.

PricewaterhouseCoopers LLP did not have any reservation in their auditor's reports for the financial statements of the Corporation for the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued and preceding the termination of PricewaterhouseCoopers LLP.

The Corporation has requested PricewaterhouseCoopers LLP and Deloitte & Touche LLP to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

It is the Corporation's opinion that there have been no reportable events within the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued.

DATED as of this 8th day of May, 2002.

                             WHEATON RIVER MINERALS LTD.

                             /s/ "T. Derek Price"
                             --------------------------------------------------
                             T. Derek Price
                             Vice President Finance and Chief Financial Officer

                      [LOGO OF WHEATON RIVER MINERALS LTD.]

                                  CONFIRMATION

TO:   THE SHAREHOLDERS OF WHEATON RIVER MINERALS LTD.

AND TO:   Alberta  Securities Commission
          British Columbia Securities Commission
          Ontario Securities Commission
          Commission des valeurs mobilieres du Quebec

The undersigned, being the Chief Financial Officer and Vice President, Finance, of Wheaton River Minerals Ltd. (the "Corporation"), hereby confirms that the notice of change of auditors and the letters of each of the former auditors and the successor auditors of the Corporation have been reviewed by the Audit Committee of the Corporation.

DATED this 8th day of May, 2002.

                             WHEATON RIVER MINERALS LTD.

                             /s/ "T. Derek Price"
                             --------------------------------------------------
                             T. Derek Price
                             Vice President Finance and Chief Financial Officer

[LETTERHEAD OF DELOITTE & TOUCHE]

May 8, 2002

     Alberta Securities Commission
     British Columbia Securities Commission
     Ontario Securities Commission
     Commission des valeurs mobilieres du Quebec

Dear Sirs:

Re:  Wheaton River Minerals Ltd. (the "Corporation")

We have read the Notice of Change of Auditors of the Corporation dated May 8, 2002 and are in agreement with the statements contained in such Notice.

Yours truly,

/s/ Deloitte & Touche LLP

Chartered Accountants

[LETTERHEAD OF PRICEWATERHOUSECOOPERS LLP]

Alberta Securities Commission
Ontario Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec
May 10, 2002

Subject:  Wheaton River Minerals Ltd.

Dear Sirs

Pursuant to Paragraph 4.7 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company dated May 8, 2002. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

"PricewaterhouseCoopers LLP"

Chartered Accountants

                           WHEATON RIVER MINERALS LTD.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of Wheaton River Minerals Ltd. (the "Corporation") will be held at The Fairmont Waterfront Hotel, MacKenzie I Room, 900 Canada Place Way, Vancouver, British Columbia, V6C 3L5 on Monday, June 17, 2002 at 2:00 p.m. (Vancouver time), for the following purposes:

(a) To receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Corporation for the year ended December 31, 2001 and the report of the auditors thereon;

(b)      To elect directors of the Corporation for the ensuing year;

(c) To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

(d) To consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing the directors of the Corporation to determine the number of directors of the Corporation from time to time within the minimum and maximum numbers set forth in the Articles of the Corporation;

(e) To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving the issuance of up to 22,000,000 common shares (the "Acquisition Shares") of the Corporation in connection with the acquisition of Minas Luismin, S.A. de C.V., as more particularly described in the accompanying management information circular;

(f) Subject to the approval of the issuance of the Acquisition Shares by shareholders at the Meeting, to consider and, if deemed appropriate, to pass, with or without variation, a resolution approving the issuance of up to 206,250,000 common shares of the Corporation in connection with a special warrant private placement, as more particularly described in the accompanying management information circular;

(g) To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving the amendment to the Corporation's 2001 share option plan, as more particularly described in the accompanying management information circular; and

(h) To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by a management information circular, a form of proxy, a supplemental mailing list return card and the audited consolidated financial statements of the Corporation for the year ended December 31, 2001.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Corporation has by resolution fixed the close of business on May 13, 2002 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of the Meeting and any adjournment or adjournments thereof.

The board of directors of the Corporation has by resolution fixed 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournments thereof as the time before which proxies to be used or acted upon at the Meeting or any adjournment or adjournments thereof shall be deposited with the Corporation's transfer agent.

DATED at Vancouver, British Columbia this 13th day of May, 2002.

                             By Order of the Board of Directors

                             /s/ "Ian Telfer"
                             -------------------------------------------------
                             Ian Telfer
                             Chairman of the Board and Chief Executive Officer

    FORM OF PROXY SOLICITED BY THE MANAGEMENT OF WHEATON RIVER MINERALS LTD.
     FOR USE AT AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
                                  JUNE 17, 2002

The undersigned shareholder(s) of WHEATON RIVER MINERALS LTD. (the "Corporation") hereby appoint(s) Ian Telfer, the Chairman of the Board and Chief Executive Officer of the Corporation, or in lieu of the foregoing, Derek Price, the Vice President, Finance and Chief Financial Officer of the Corporation, or in lieu of the foregoing, ____________________________________________________,
to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation to be held on Monday, June 17, 2002 and at any adjournment thereof.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

                                        (a)  VOTED ( ) WITHHELD FROM VOTING ( )
                                             in respect of the election of
                                             directors;

                                        (b)  VOTED ( ) WITHHELD FROM VOTING ( )
                                             in respect of the appointment of
                                             auditors and authorizing the
                                             directors to fix their
                                             remuneration;

                                        (c)  VOTED FOR ( ) AGAINST ( ) a special
                                             resolution authorizing the
                                             directors of the Corporation to
                                             determine the number of directors
                                             of the Corporation from time to
                                             time within the minimum and maximum
                                             numbers set forth in the Articles
                                             of the Corporation;

                                        (d)  VOTED FOR ( ) AGAINST ( ) the
                                             approval of the issuance of up to
                                             22,000,000 common shares (the
                                             "Acquisition Shares") of the
                                             Corporation in connection with the
                                             acquisition of Minas Luismin, S.A.
                                             de C.V., as more particularly
                                             described in the accompanying
                                             management information circular;

                                        (e)  VOTED FOR ( ) AGAINST ( ) the
                                             approval of the issuance of up to
                                             206,250,000 common shares of the
                                             Corporation in connection with a
                                             special warrant private placement,
                                             as more particularly described in
                                             the accompanying management
                                             information circular;

                                        (f)  VOTED FOR ( ) AGAINST ( ) the
                                             amendment to the Corporation's 2001
                                             share option plan, as more
                                             particularly described in the
                                             accompanying management information
                                             circular; and

                                        (g)  VOTED on such other business as may
                                             properly come before the Meeting or
                                             any adjournment thereof;

                                        hereby revoking any proxy previously
                                        given.

                                        If any amendments or variations to
                                        matters identified in the Notice of
                                        Meeting are proposed at the Meeting or
                                        any adjournment thereof or if any other
                                        matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

                                        DATED this _______ day of ______, 2002.

                                        ----------------------------------------
                                        Signature of Shareholder

                                        ----------------------------------------
                                        Name of Shareholder (Please Print)

                           PLEASE SEE NOTES ON REVERSE

NOTES:

1. This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Corporation's transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournments thereof.

3. The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be VOTED FOR the matters referred to in items (c), (d), (e) and (f). Where no specification is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be VOTED.

4. Proxies to be used at the Meeting or any adjournment thereof must be received by the Corporation's transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

5. Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.       This proxy ceases to be valid one year from its date.

7. If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy,                CIBC Mellon Trust Company
in the envelope provided for                    Attention:  Proxy Department
that purpose, to:                               1066 West Hastings Street,
                                                Suite 1600, Vancouver,
                                                British Columbia, V6E 3X1

                                                fax no.:  (416) 368-2502